American Ultimate Disc League, LLC

Entertainment | Software | Main Street | Health and Fitness | Sports

AUDL has built the platform to make pro ultimate THE next big team action sport

THEAUDL.COM LOS GATOS CALIFORNIA


Deloitte
ARISTA



I went to see my son play club ultimate in Santa Cruz. The athletes were simply amazing - but nobody was watching! We knew we could create exciting events and content to attract new fans. But the values that govern Ultimate - inclusion, diversity, fair play, mutual respect, dispute resolution, and a healthy lifestyle - matter more today than ever.

Robert Lloyd Cofounder and Chairman @ American Ultimate Disc League, LLC

Why you may want to support us...

1. Become an owner in the largest professional ultimate league playing a globally popular action sport
2. Ultimate is the sport of today's generation; socially conscious, engaged, inclusive, fun
3. TV deal places us in 57 million households with Fox Sports & AUDL.tv access to 60 million Roku subs
4. Deeply engaged digital media following of over 700,000 love our highlights and player story-telling
5. Young, socially conscious fans are valued by brands reaching out to Millennial and Gen Z audiences
6. Exciting, affordable and family friendly games and events with accessible players
7. We are developing a live prized-based mobile game & console based video game to engage our audience
8. @MKBHD is a star, Super Bowl Champ Ronnie Lott is advisor & Bill Nye the Science Guy has invested!

Why investors ❤ us

WE'VE RAISED $5,964,509 SINCE OUR FOUNDING



The flight of the disc in Ultimate is beautiful. The lift, spin, and curved flights of the disk, combined with the athleticism of the players, create exhilaration – and heartbreak. As a former player at Cornell, and leader of the first Seattle team, I hope that introducing the AUDL to new fans will encourage even more kids to play Ultimate in school, and more serious athletes to compete at every level. I predict that one day ultimate will become the top team action sport for everyone.

Bill Nye The Science Guy and Pioneering Ultimate Player

LEAD INVESTOR **INVESTING $15,000 THIS ROUND & $35,000 PREVIOUSLY**

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Robert Lloyd

Cofounder and Chairman

Worked for 21 years at Cisco, most recently as President Engineering and Sales participating in the development of the internet. Then on to Virgin Hyperloop-One In LA as CEO, helping pioneer a 5th mode of transportation. Now its time for Pro Ultimate



Steve Hall

CEO and Commissioner

Steve joined the AUDL in October 2018 as CEO and Commissioner. Steve is a former Ultimate player and co-owner of the Atlanta Hustle team. Steve is the Managing Partner of EHF Capital. He is a former Managing Director at Citi and VP at Goldman in NYC



Tim DeByl

Vice President Media and Marketing

Tim is a founder in Madison, WI based Distillery Marketing and co-owner of the Radicals. Tim manages a talented creative team responsible for the AUDL website & social media, broadcast planning & production, sponsorship sales & content development



Ronnie Lott

Advisory Board Member

Four time Super Bowl Winner & NFL Hall of Fame defensive star Ronnie Lott recently joined our advisory board. Ronnie maintains close contact with athletes, entertainment and media personalities; passionate about creating opportunities for everyone



Andrew S Lloyd

Chief Financial Officer

Andrew is a graduate of the Leavey School of Business @ Santa Clara University. He has been involved in delivering large-scale events, holding several roles at George P Johnson. Andrew joined the AUDL in 2018 as CFO and manages several AUDL functions

In the news

NTXINNO

Former Cisco and Virgin Hyperloop exec Rob Lloyd is focused on the American Ultimate Disc League now - Silicon Valley Business Journal

After taking a spin as CEO of Virgin Hyperloop One, former Cisco Systems Inc. co-president Rob Lloyd is back in Los Gatos focusing on the American Ultimate Disc League, the professional flying disc venture

September 20, 2019 @ bizjournals.com

The Washington Post

Can the MVP of D.C.'s pro ultimate Frisbee team raise the sport's profile?

On a midsummer Saturday evening, Matthew "Rowan" McDonnell, the 29-year-old star of the DC Breeze, Washington's only pro ultimate Frisbee team, caught the disc near midfield, turned to his left and fired a

October 8, 2018 @ washingtonpost.com

theguardian

Ultimate disc player reels in catch to complete stunning play - video

Colin Grandon, an ultimate disc player for the Nashville NightWatch, makes an incredible one-handed diving catch in the American Ultimate Disc League. Grandon successfully brings in the 72-yard play after

May 10, 2017 @ theguardian.com

The New York Times

Where Disc Meets Globe: An International Exhibition of Ultimate Frisbee

Hosting an international ultimate Frisbee game in a small city like Madison, Wis., was an unexpected event embraced by the Madison Radicals, a pro team that started in 2013 as part of the American

October 14, 2015 @ nytimes.com

Downloads

AUDL Investor Deck September 2020 Wefunder.pdf

Professional Ultimate - The Next Big Team Action Sport For Everyone

Introduction

A lot of us dream of becoming an owner of a professional sports team. But now is your rare opportunity to invest in an entire professional sports league, one that is on the brink of becoming the next big team action sport for everyone. As an AUDL owner, you can become a leader in the vibrant, passionate and socially conscious Ultimate community.

The American Ultimate Disc League (AUDL) is the world's largest professional league for Ultimate, one of today's fastest-growing participation sports. Ultimate is a fast-paced, non-contact team sport celebrated for its airborne acrobatics – making it a veritable highlight factory for fans.


CLUTTON
8

New York Empire and Dallas Roughneck players go up for the disc at AUDL Championship Weekend 8 in August, 2019

The AUDL was formed in 2012 to introduce and showcase our talented athletes and precision play to an expanded audience. Our 800 players generate endless "wow" moments while authentically representing the changing values of today's society. Our audience enjoys our exciting, affordable, family friendly events, gobble up our highlights and video features on social media and watch our full-length games on TV or online. If you're a sports fan, you've likely seen our highlights on ESPN's Sports Center Top10, Bleacher Report or other leading sports shows.

We have learned so much in the past six months about how important sports are to our lifestyle and daily well-being. At the same time, we recognize that many things will need to change to satisfy our future customers. The AUDL is excited to embrace the new world of pro sports which is fully integrating technology, gaming and data as part of the fan experience. We want our live entertainment to go beyond the field of play and to become a multi-sensory experience that attracts new fans to our league.

Ultimate is estimated to be played by 8 million people globally. Your Lead Investor, Bill Nye, the Science Guy, was a pioneering Ultimate player at Cornell and has remained a passionate player and fan. Bill has invested $35,000 in two previous AUDL financing rounds and as your Lead Investor, he will be investing again alongside you on the same terms in this offering. He is an avid supporter of Ultimate and predicts that Ultimate is going to be really, really big!



Bill Nye, our lead investor, getting ready to throw the opening disc at the AUDL Championship Weekend in Los Altos, CA

The AUDL actively promotes inclusion and diversity in our sport. We are currently investing in the work required to introduce Ultimate to new communities who we anticipate will be excited by our low-cost and accessible sport that promotes fair play, mutual respect, dispute resolution, and a healthy lifestyle.

We hope to be a positive catalyst, along with international organizing bodies, womxn Ultimate leagues and like-minded stakeholders, to introduce an entirely new and more diverse generation of young athletes to our sport. Ultimate is accessible to anyone and we think Ultimate can become THE next big team action sport for everyone.


THE LEAGUE
SEATTLE CASCADES
MINNESOTA WINDCHILL
TORONTO RUSH
DETROIT MECHANIX
MADISON RADICALS
CHICAGO WILDFIRE
SAN JOSE SPIDERS
INDIANAPOLIS ALLEYCATS
PITTSBURGH THUNDERBIRDS
LOS ANGELES AVIATORS
SAN DIEGO GROWLERS
DALLAS ROUGHNECKS
ATLANTA HUSTLE
AUSTIN SOL
TAMPA CANNONS
MONTREAL ROYAL
NEW YORK EMPIRE
BOSTON GLORY
OTTAWA OUTLAWS
PHILADELPHIA PHOENIX
DC BREEZE
RALEIGH FLYERS
EAST
CENTRAL
ATLANTIC
WEST

We currently have 22 teams operating in the US and Canada. Our athletes do not currently play in the AUDL for large amounts of money but are passionate to have their skills seen and appreciated through the broadcast and social media platforms we have developed.

Our players are mostly college graduates, some are YouTube stars, mobile game developers, or software designers. One may live right next door. They are future thought and business leaders and stand united for greater inclusion and social justice and are bound by their love of the sport of Ultimate and the values it represents.

The global pandemic has proven how important live sports are to our society and the positive impact that sports can have on our overall sense of health and well-being. As we begin to recover from this period of personal isolation and stress, the AUDL is well positioned to be a leading pro sports league able to adapt to player and fan sentiment helping them feel safe and comfortable as they return to live, outdoor entertainment events.

Business Model

The AUDL generates revenues from the sale of new team territories, media rights and advertising, video streaming subscriptions, media services, national sponsorships, licensing of data and images, tickets and concessions from league run events such as the Championship Weekend and All-star Game and the online sale of merchandise on the AUDL store.


AUDL ANNUAL REVENUE
SEVEN-YEAR REVENUE GROWTH FROM 2013 TO 2019
$98K
$229K
$93K
$161K
$171K
$450K
$719K
2013
2014
2015
2016
2017
2018
2019

Revenue growth began to accelerate after first Equity Crowdfunding in 2018 and increased marketing spending

We have achieved $2.25 million in revenues since inception and have raised $5.95 million to date to grow professional Ultimate. We have developed a very efficient and low-cost professional sports business model. In 2019, revenues increased 60% over the previous year.

Due to the COVID-19 pandemic, the AUDL cancelled the 2020 season. This led to a material decrease in sponsorship billings, revenues from AUDL.tv subscriptions and ticket and merchandise sales from our events. However, our pipeline of new and renewing sponsorship agreements, new products and increased team services support a 2021 revenue outlook of over $1.0 million. This outlook would translate into 2021 revenue growth triple that of 2020 (the summer season just cancelled) and a 46% increase over normalized 2019 revenues.

New Business Lines

In November 2019, the AUDL formed a majority owned subsidiary, called UltiX Technology, LLC (UltiX). This new business was created to bring together industry leading expertise and partnerships as a developer of sports data collection, fan applications and video games. UltiX plans to offer new software products to monetize its AUDL licensed data and applications to further expand and engage the AUDL audience.

On October 1, 2020 the Company closed the purchase of a majority membership interest in a leading disc sports video production company, Fulcrum Media Group, LLC. This acquisition will serve to reduce our live game production costs and increase revenues in related disc sports event productions.

Social Media Growth

Most of us have missed live sports and the Ultimate community is eager to get back to play. Even with the absence of a 2020 season, the AUDL increased its social media followers rapidly during the past 12-month period as more fans engaged with our entertaining content, "best of" game rebroadcasts and new shows.


AUDL SOCIAL MEDIA
COMBINED FACEBOOK, TWITTER, INSTAGRAM, YOUTUBE AND TIK TOK FOLLOWERS BY YEAR
2012 6K
2013 13K
2014 34K
2015 90K
2016 220K
2017 420K
2018 490K
2019 571K
2020 704K
2020 STATS
298K FOLLOWERS
85K FOLLOWERS
200K FOLLOWERS
48K SUBSCRIBERS
72K FOLLOWERS

Total social media audience grew quickly during COVID as fans watched new shows and rebroadcast content

Over the past six months we have continued to build our base of over 700,000 engaged social media followers. We currently have over 2 million annual page views of our website and 10 million minutes of Facebook video viewed each year.

Key Growth Key Drivers for the AUDL

Sports Media Rights - A $20.9 Billion Market

Total US Pro Sports Media Rights Revenues in 2019 were $20.9 billion, growing at a 4.6% CAGR through 2023, according to PWC. The major disruption caused by COVID-19 turned 2020 into a unique period for all professional sports leagues and it will certainly have a material impact on this outlook.

The AUDL is targeting the growing interest in the sports market segment known as "participation sports", ones where fans casually play the sport but also love to watch top stars play at a competitive level. American Cornhole League is a good example of a league that has recently gained significant media traction.

In 2020, the AUDL signed a new multi-year national TV broadcast contract with Fox Sports. The AUDL Game of the Week will air on Wednesday nights and during other rebroadcast times from April-July on FS2. Fox Sports provides the league with advertising inventory that can be used to promote our products or those of our sponsors.


AUDL MEDIA TIMELINE
MEDIA DEALS FROM 2012 THROUGH 2021
UXtv
ESPN3
ELEVEN SPORTS
STADIUM
FOX SPORTS 2
2012
2014
2017
2018
2020
2022
AUDL.tv
AUDL.TV PROPRIETARY
STREAMING PLATFORM
GIVES FANS ACCESS TO
EVERY GAME FROM 2019
LIVE AND ON-DEMAND,
PLUS EXCLUSIVE CONTENT

Media partners provide advertising inventory or cover production costs. 139 games are streamed on AUDL.tv

We launched our new AUDL.tv streaming service in 2019 and captured almost 2,000 paying subscribers with an estimated average customer lifetime value of $80 per sub. AUDL.tv is now available to over 60 million Roku subscribers around the world.

Management expects that total revenues from AUDL media rights will triple in 2021 as we focus on promoting our AUDL.tv streaming service and add new in-game experiences.

In May 2020, we produced a nine-episode series called "Ultimate Greatness" which is being aired in over 80 countries around the world, including in Spanish on ESPN in Mexico, Latin America and South America.


Spanish Version of Babbit Catch
Watch later
Share
AUDL

All these media platforms generate broad awareness and provide an opportunity to attract new sponsors and develop advertising sales opportunities.

National Pro Sports Sponsorships - $17.8 Billion Market

Total 2019 US Pro Sports Sponsorship Revenues were $17.8 billion, growing at a 3.8.% CAGR through 2023, according to PWC. The AUDL has established a multi-year relationship with an experienced sports sales agency that represents our extensive in-game activations, digital presence and advertising inventory to national brands across the US. This successful relationship is based on a monthly retainer and performance-based sales incentives.

We signed our largest partnership contract in 2018, a national agreement with Deschutes Brewery as presenting sponsor. This is a 3-year deal valued in the low to mid six-figures. Other new national sponsors are currently showing strong interest in reaching our attractive audience. Annual revenues from a new sponsor typically represent a mid-five-figure to low six-figure contract.

The AUDL appeals to brands seeking sports properties that are inexpensive, fresh and specifically target the attractive Gen Z and Millennial demographic. Based the current pipeline of opportunities, management hopes that total national sponsorships may approximately double in the 2021 fiscal period over the record levels achieved in 2019.

Sports Data, Statistics and Gaming - A $150 Billion US Market

The explosion of legalized online sports betting in the US is changing the sports media landscape. It is expected that 80% of Americans will live in states where sports betting is legal by 2024, according to CNBC. We recognize that not all fans feel comfortable betting on sports but prized-based fan pool games and fantasy leagues are very popular ways to engage our audience and introduce new fans.

To drive further fan awareness and engagement, the AUDL has co-developed a proprietary stats application and has eight years of historical data that can be accessed through our API by leading fantasy and other online betting platforms. We have developed a prize-based fan game called Play10 that will feature live "in-game questions" during our Game of the Week broadcasts. We are also developing potential new revenue producing partnerships with several sports betting platforms.


AUDL VIDEO GAME
THE AUDL HAS SIGNED A CONTRACT WITH A GAME DEVELOPER TO WORK ON THE FIRST ULTIMATE CONSOLE GAME
AUDL 21
MVP EDITION
DISCRAFT
AUDL 21
MVP EDITION

UltiX Technology, LLC, a majority owned subsidiary, is beginning development of an Ultimate video game

On September 29, 2020, the AUDL entered into a Collaboration Agreement with UltiX Technology, LLC to develop a prototype for the world's only console based Ultimate video game to further engage our audience and grow revenues. The league will be paid a license fee for the use of its images and brands and will earn royalties on future revenue in the event the video game achieves commercial success.

Professional Sports is a Market in Transition

Sports enthusiasts are evolving, and some professional leagues aren't adapting fast enough. Younger players are turning away from the violent nature of football. The risk of head trauma has caused youth football participation rates to plummet. Baseball, meanwhile, is too slow and methodical to capture the imagination of many younger players and viewers.



Chicago Wildfire and Madison Radicals entertain NFL fans at a Viking's home game vs Green Bay Packers in 2019

The explosive growth of online content providers, and the major shift to video streaming, have made live sports programming more valuable than ever. The rights to broadcast global tier-one sports has become cost prohibitive for many networks. The AUDL provides a cost-effective way to access new programming that appeals to advertisers seeking to reach our attractive demographic. Online sports betting and fan games will further transform the experience of watching live sports and help introduce many new fans to our sport.

COVID-19 will have a lasting impact on professional sports. The AUDL has a very low-cost business model and can adapt to smaller in-person attendance because we control all live broadcasts for our games. This will allow us to monetize our events in different ways and create new fan experiences. Even if fans are uncomfortable returning to outdoor events in the short term, the AUDL can continue to grow.

Youth Development and Increasing Diversity

AUDL will encourage grassroots growth in Ultimate through youth tournaments and clinics. We will actively seek out new communities for our sport, building a pipeline of diverse, talented players and new fans.

The AUDL created the Inclusion Initiative in July 2019 to focus on diversity and inclusion in our sport and business.

We believe it's important to extend that work into a non-profit foundation called Inclusion, Diversity and Education in Action (IDEA) whose mission is to promote engagement and education in the AUDL and the broader community.

We plan to fund the foundation through direct contributions from the AUDL operating budget, corporate partnerships and opportunities for our fans through matching programs. The foundation will financially support active partnerships and activities that will proactively engage minority communities.

Investment Opportunity

This is the American Ultimate Disc League's second Equity Crowdfunding Offer under REG CF. We want to dramatically increase our investor base with Wefunder and hope you decide to join our team as an owner to advocate our mission to new fans and business partners across the US and around the world.

We are offering a 15% discount to investors who invest the first $100,000 and some great Perks starting at the $250 investment level.


AUDL Highlights
Watch later
Share

Investor Q&A

− COLLAPSE ALL

What does your company do?

The AUDL is the world's largest professional Ultimate league, featuring one of today's fastest growing participation sports. Ultimate is a fast-paced, non-contact team sport celebrated for its precision passing and airborne acrobatics - making it a veritable highlight factory for fans. The AUDL was created to grow professional Ultimate by providing a platform for its talented athletes to showcase their skills and support today's important social issues. Ultimate can become the next big sport.

Where will your company be in 5 years?

The AUDL is integrating technology, gaming and data as part of the new fan experience. We plan to expand to more markets in the US and Canada. We can also take our low-cost model to Europe, South America and Asia to create a global platform for professional Ultimate. Imagine watching the "World Cup" of Ultimate as pro teams compete for their country. Ultimate is being considered for inclusion in the 2028 LA Olympic Games, providing a further catalyst for the sport among young players and fans.

Why did you choose this idea?

I went to see my son play club ultimate in Santa Cruz. The athletes were simply amazing - but nobody was watching! We knew we could create exciting events and content to attract new fans. But the values that govern Ultimate - inclusion, diversity, fair play, mutual respect, dispute resolution, and a healthy lifestyle - matter more today than ever.

How far along are you? What's your biggest obstacle?

We have 22 teams competing in the US and Canada, 700,000+ engaged followers on social media, a new TV contract with Fox Sports, we launched AUDL.tv, our own video streaming service, and we have signed a new presenting sponsor. We will soon introduce gaming into our live game streams.

Our top challenge is creating awareness to attract new fans to our sport. We are building new internal capabilities to develop marketing and sales programs that focus on reaching a broader fan base. We plan to work with new betting partners to leverage our 8 years of statistics to increase fan engagement and awareness. We are also working with our team owners to help them attract more capital to invest in fan acquisition and digital marketing and PR

Who competes with you? What do you understand that they don't?

We do not compete with the big 5 pro sports leagues. We are competing with lower cost sporting events like minor league baseball and new lacrosse, rugby and soccer leagues. The AUDL attracts young sports enthusiasts who want something cool and different – first movers who crave innovative experiences. Ultimate is a very competitive sport but it has a unique ethos and spirit of fair play that helps it stand apart. Ultimate is played extensively in college and in recreational leagues placing us in the fast growth segment of participation sports. Our games are high scoring, non-contact and are low-concussive in nature. Our events are affordable and family friendly. Our players are accessible and interact openly with AUDL fans.

How will you make money?

The Company shares 60% of the net income from the AUDL Central Fund with each of the AUDL teams and the original founder on a pro-rata basis. The Central Fund generates revenue by selling new team territories, AUDL.tv subscriptions, media rights and advertising inventory, national sponsorships, licensing its data, images and other IP, ticket sales and concessions at AUDL run events like the Championship Weekend, selling branded merchandise on its online store and team fees for marketing and other centralized services. The Company also generates revenue from video production services and software revenues provided to teams and the public through majority controlled subsidiaries that include UtliX Technology, LLC and Fulcrum Media Group, LLC.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The AUDL competes with much larger organizations with more resources and money when attempting to persuade young sports fans to spend their valuable leisure time attending our events, watching us on TV or engaging online. Our future success is based on our ability to innovate in recruiting new fans to our sport and grow the lifetime value of each fan. Growing attendance increases the value of media rights and sponsorships and without more fans, these important sources of revenue are threatened. COVID has changed public sentiment regarding the safety of attending sporting events. Fortunately, our games are played outdoors and with lower fan density that allows social distancing. We will adapt to deliver a healthy post-COVID AUDL experience.